FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

June 4, 2004

DATAMIRROR CORPORATION
(Registrant's name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada L3R 8T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X            Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___             No    X

EXPLANATORY NOTE

DataMirror Corporation Form 6-K filed as of May 18, 2004 contained an inadvertent filing error whereby:

(a) the document filed as Document 5, CONFIRMATION OF MAILING / CERTIFICATE RE DISSEMINATION TO SHAREHOLDERS is actually the MD&A document; and

(b) the document filed as Document 7, MD&A is actually the CONFIRMATION OF MAILING / CERTIFICATE RE DISSEMINATION TO SHAREHOLDERS document.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

June 4, 2004

DATAMIRROR CORPORATION

By: /s/ Peter Cauley
Peter Cauley
Chief Financial Officer